SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. __)*

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
(Name of Issuer)

Common Shares without par value
(Title of Class of Securities)

20440T300**
(CUSIP Number)

Viktoriya Bukina, Director of Legal Operation and Counsel

Casino, Guichard-Perrachon S.A.

123 Quai Jules Guesde

94400 Vitry-sur-Seine

France

+33(0)1 53 65 64 60

with a copy to:

Franck DeVita

Karen Katri

Scott Levi
White & Case LLP
1221 Avenue of the Americas
New York, New York 10020
(212) 819-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 27, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	The CUSIP number is for the American Depositary Shares relating to the common shares. No CUSIP number exists for the underlying common shares, because such shares are not traded in the United States.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 20440T300	Schedule 13D	Page 2 of 13

1	NAMES OF REPORTING PERSONS Segisor S.A.S.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 100,200,831
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 100,200,831

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,200,831
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.4%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP NO. 20440T300	Schedule 13D	Page 3 of 13

1	NAMES OF REPORTING PERSONS Casino, Guichard-Perrachon S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 110,476,573
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 110,476,573

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 110,476,573
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.5%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP NO. 20440T300	Schedule 13D	Page 4 of 13

1	NAMES OF REPORTING PERSONS France Retail Holdings S.à.r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 110,476,573
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 110,476,573

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 110,476,573
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.5%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP NO. 20440T300	Schedule 13D	Page 5 of 13

1	NAMES OF REPORTING PERSONS EP Equity Investment III S.à.r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 110,476,572
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 110,476,572

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 110,476,572
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.5%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP NO. 20440T300	Schedule 13D	Page 6 of 13

1	NAMES OF REPORTING PERSONS EP Equity Investment S.à.r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 110,476,573
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 110,476,573

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 110,476,573
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.5%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP NO. 20440T300	Schedule 13D	Page 7 of 13

1	NAMES OF REPORTING PERSONS EP Investment S.à.r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 110,476,573
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 110,476,573

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 110,476,573
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.5%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP NO. 20440T300	Schedule 13D	Page 8 of 13

1	NAMES OF REPORTING PERSONS Daniel Křetínský
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Czech Republic

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 110,476,573
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 110,476,573

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 110,476,573
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.5%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 20440T300	Schedule 13D	Page 9 of 13

EXPLANATORY NOTE

This Schedule 13D (this “Schedule 13D”) is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Segisor S.A.S. (“Segisor”), Casino, Guichard-Perrachon S.A. (“Casino”), France Retail Holdings S.à.r.l. (“FRH”), EP Equity Investment III S.à.r.l. (“EP Equity III”), EP Equity Investment S.à.r.l. (“EP Equity”), EP Investment S.à.r.l. (“EP Investment”) and Daniel Křetínský (“Mr. Křetínský”), and relates to the common shares, no par value (“Common Shares”), of Companhia Brasileira de Distribuição (the “Issuer”). The persons making this filing and named in the foregoing sentence are collectively referred to as the “Reporting Persons.”

As disclosed in a Schedule 13G filed with the Securities and Exchange Commission (the “SEC”) on March 10, 2022, Casino, through various controlled entities including Segisor, acquired more than five percent of the Issuer’s outstanding Common Shares prior to the Issuer’s registration in 2020 of the Common Shares under Section 12(b) of the Exchange Act. As such, Segisor and Casino were eligible to file a report on Schedule 13G pursuant to Rule 13d-1(d) under the Exchange Act. Following the sale of a majority stake in Casino to entities ultimately controlled by Mr. Křetinský (namely, FRH, EP Equity III, EP Equity and EP Investment), Mr. Křetinský and such entities are now greater-than-five-percent beneficial owners of the Issuer’s Common Shares. Because FRH, EP Equity III, EP Equity, EP Investment and Mr. Křetinský are not eligible to file a report on Schedule 13G, they are filing this report on Schedule 13D, along with Segisor and Casino, now majority-controlled by them, to report their ownership in the Issuer.

Item 1. Security and Issuer

This Schedule 13D relates to the common shares of the Issuer, a company organized under the laws of the Federative Republic of Brazil. The Issuer’s principal executive offices are located at Av. Brigadeiro Luiz Antonio, 3142 São Paulo, SP 01402-901, Brazil.

Item 2. Identity and Background

(a)	This Schedule 13D is being filed by the following persons:

(i)	Segisor;

(ii)	Casino;

(iii)	FRH;

(iv)	EP Equity III;

(v)	EP Equity;

(vi)	EP Investment; and

(vii)	Mr. Křetínský

Casino directly holds 100% of the equity securities and voting power of Segisor. The principal shareholder of Casino is FRH. The principal shareholder of FRH is EP Equity III. The sole shareholder of EP Equity III is EP Equity. The principal shareholder of EP Equity is EP Investment. The sole shareholder of EP Investment is Mr. Křetínský.

The names of the directors and executive officers of Segisor and EP Investment (each a “Covered Person” and, collectively, the “Covered Persons”) are set forth in Schedule A hereto. Any disclosures herein with respect to the Covered Persons and any additional persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)	The business address of Segisor and Casino is as follows:

1, Cours Antoine Guichard

42000 Saint-Étienne

France

The business address of FRH, EP Equity III, EP Equity and EP Investment is as follows:

2, place de Paris

L-2314

Luxembourg

The business address of Mr. Křetínský is as follows:

Parizska 26

110 00 Prague

Czech Republic

The business address of each of the Covered Persons is set forth in Schedule A hereto.

(c)	The principal business of each of Segisor, FRH, EP Equity III and EP Equity is acting as holding company without its own independent operations. The principal business of Casino is acting as major food retailer in France and abroad. The principal business of EP Investment is investing in listed and non-listed companies.

The present principal occupation of Daniel Křetínský and of each of the Covered Persons and the name, principal business and address of the organizations in which such occupation is conducted are set forth in Schedule A.

(d)	During the last five years, none of the Reporting Persons has been convicted, and, to the Reporting Persons’ knowledge, none of the Covered Persons has been convicted, in any criminal proceedings (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons has been a party, and, to the Reporting Persons’ knowledge, none of the Covered Persons has been a party, to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The citizenship of each Reporting Person is set forth in row 6 of their respective cover pages to this Schedule 13D. The citizenship of each of the Covered Persons is set forth in Schedule A.

Item 3. Source and Amount of Funds or Other Considerations

In 1999, Casino acquired Common Shares and preferred shares, without par value (the “Preferred Shares”), of the Issuer, representing on a combined basis 24.5% of the total shares of the Issuer, for €615.3 million (including €183 million of debentures convertible into Preferred Shares). In 2005, Casino entered into an agreement with Grupo Diniz, pursuant to which each of Casino and Grupo Diniz contributed their Common Share holdings to Wilkes Participações S.A. (“Wilkes”), with each entitled to a 50% voting interest in Wilkes. In 2012, Casino became the controlling equity holder of Wilkes, and in 2013 became, directly or indirectly, the sole equity holder of Wilkes. In 2015 and 2016, Casino, through its controlled subsidiaries, acquired additional Preferred Shares of the Issuer for a total of €11 million, resulting in indirect ownership of approximately 41.6% of the total shares of the Issuer. All outstanding Preferred Shares were converted into Common Shares on February 28, 2020. As a result of a series of internal reorganizations in 2022 and 2023, Casino, through its controlled subsidiaries, came to own approximately 40.9% of the Common Shares of the Issuer indirectly through Segisor and an additional wholly-owned subsidiary of Casino. On March 14, 2024, the Issuer implemented a capital increase which diluted Casino’s indirect ownership in the Issuer to approximately 22.5% of the Common Shares of the Issuer.

On March 27, 2024, as part of the financial restructuring of Casino and its subsidiaries, FRH acquired a 57.0% interest in Casino in exchange for an equity contribution of €925 million.

Item 4. Purpose of Transaction

The information set forth in or incorporated by reference in Item 3 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 4.

Segisor and Casino acquired the securities for strategic investment purposes. FRH, EP Equity III, EP Equity, EP Investment and Mr. Křetínský acquired the stake in Casino and its assets, including the Common Shares, for strategic investment purposes.

The Reporting Persons will continuously review their investment in Issuer, and as part of the ongoing financial restructuring of Casino, they intend to eventually dispose of certain or all of Casino’s Latin American assets, including the securities of the Issuer. However, depending on market, economic and industry conditions, their continuing evaluation of the business, strategies, prospects, management, governance, operations, performance, financial matters, capital structure and prospects, market positions, strategic and other transactions of the Issuer, alternative investment opportunities and changes in applicable law and/or regulations and all other factors that may be deemed relevant, the Reporting Persons may from time to time dispose of or acquire additional securities of the Issuer. Subject to market conditions and other factors described in this Schedule 13D, the Reporting Persons may also seek to monetize their securities in the Issuer through various transactions, including, without limitation, derivative transactions or a pledge of their interests in the securities of the Issuer as collateral for liquidity purposes.

Currently, four members of the nine-member board of directors of the Issuer (the “Board”) were appointed or nominated for election by Casino. On January 11, 2024, the shareholders of the Issuer elected (or reelected) nine directors, two of whom were nominated, formally or informally, by Casino. These nine directors are expected to take office on or about April 18, 2024. Casino does not have any contractual or other right (other than its ability to vote the Common Shares reported herein) to appoint directors to the Board or nominate director nominees for election to the Board. The Reporting Persons may and expect that they will engage, including through the directors formally or informally nominated by Casino, in discussions with the Issuer’s management and/or Board, other stockholders of the Issuer and other interested parties that may relate to the business, management, operations (including cost structure), assets, capitalization, financial condition, strategic plans, governance, Board composition and the future of the Issuer. In particular, the Reporting Persons may and expect that they will engage, including through the directors described above, in discussions with the Issuer’s management and/or Board in the Issuer’s ongoing evaluation and determination of how to proceed regarding its listing on the New York Stock Exchange (as previously disclosed by the Issuer), in light of its non-compliance with the exchange’s rules for failure to meet the $1.00 average closing price requirement. The Reporting Persons may also in the future consider such other matters described in clauses (a) through (j) of Item 4 of Schedule 13D and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, the Reporting Persons may hold discussions with or make informal recommendations or formal proposals to the Issuer’s management or Board (including any special committees of the Board) and their respective advisors, other holders of the Issuer’s securities, industry analysts, financial sponsors, existing or potential strategic partners, actual or potential sources of capital and other third parties regarding such matters.

Certain of the Reporting Persons (or their subsidiaries) are party to commercial agreements with the Issuer or certain of its subsidiaries. Currently, except as disclosed herein, the Reporting Persons have no plans in respect of these commercial agreements that would involve transactions of the sort described in clauses (a) through (j) of Item 4 of Schedule 13D, and such agreements do not otherwise relate to securities of the Issuer within the meaning of Item 6 of Schedule 13D. The Reporting Persons may from time to time, however, be involved in transactions of the sort described in clauses (a) through (j) of Item 4 of Schedule 13D in connection with these commercial arrangements. Other than as required by Items 4 or 6 of Schedule 13D, the Reporting Persons do not anticipate making any public disclosures in connection with its participation in routine transactions and activities of the Issuer, including under these commercial arrangements, separate and apart from relevant public disclosures by the Issuer.

Item 5. Interest in Securities of the Issuer

The information set forth in rows 7, 8, 9, 10, 11 and 13 on the respective cover pages of this Schedule 13D and the information set forth or incorporated in Items 2 and 3 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 5.

(a)  and (b):

As of the date of this filing:

(i)	Segisor is the record owner of 100,200,831 Common Shares, representing approximately 20.4% of the Common Shares outstanding.

(ii)	Due to the relationship described in Item 2, Casino is or may be deemed to beneficially own (i) the 100,200,831 Common Shares held by Segisor and (ii) 10,275,742 Common Shares held of record by an indirect wholly-owned subsidiary of Casino, which individually does not hold more than 5% of Common Shares. Accordingly, Casino is, or may be deemed, to beneficially own an aggregate of 110,476,573 Common Shares, representing approximately 22.5% of the Common Shares outstanding.

(iii)	Due to the relationships described in Item 2, each of FRH, EP Equity III, EP Equity, EP Investment and Mr. Křetínský are, or may be deemed, to beneficially own an aggregate of 110,476,573 Common Shares, representing approximately 22.5% of the Common Shares outstanding.

The percentage ownerships reported in this Item 5 are based on 490,139,069 Common Shares outstanding as provided by the Issuer to the Reporting Persons.

Each of the Reporting Persons disclaims beneficial ownership in all Common Shares reported herein, except to the extent of its respective pecuniary interest therein.

(c)	Except as described in Item 3 to this Schedule 13D and internal transfers amongst direct and/or indirect subsidiaries of Casino, during the past 60 days, none of the Reporting Persons, and to the Reporting Persons’ knowledge, none of the Covered Persons has effected any transactions in the Common Shares.

(d)	To the Reporting Persons’ knowledge, no one other than the Reporting Persons and their respective members, shareholders and affiliates has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares reported herein as beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 3 and Item 4 is hereby incorporated by reference in its entirety.

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement, dated April 3, 2024.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 3, 2024

Segisor S.A.S.

By:	/s/ Pascal Rivet
Name:	Pascal Rivet
Title:	General Manager

Casino, Guichard-Perrachon S.A.

By:	/s/ Philippe Palazzi
Name:	Philippe Palazzi
Title:	General Manager

France Retail Holdings S.à.r.l.

By:	/s/ Marek Spurny
Name:	Marek Spurny
Title:	Director A

By:	/s/ Pascal Leclerc
Name:	Pascal Leclerc
Title:	Director B

EP Equity Investment III S.à.r.l.

By:	/s/ Marek Spurny
Name:	Marek Spurny
Title:	Director A

By:	/s/ Pascal Leclerc
Name:	Pascal Leclerc
Title:	Director B

EP Equity Investment S.à.r.l.

By:	/s/ Pavel Horsky
Name:	Pavel Horsky
Title:	Director A

By:	/s/ Pascal Leclerc
Name:	Pascal Leclerc
Title:	Director B

EP Investment S.à.r.l.

By:	/s/ Marek Spurny
Name:	Marek Spurny
Title:	Director A

By:	/s/ Pascal Leclerc
Name:	Pascal Leclerc
Title:	Director B

/s/ Daniel Křetínský
Name:	Daniel Křetínský

Schedule A

Sole Director of Segisor

Name	Principal Business Address of Employer	Present Principal Occupation or Employment	Citizenship
Pascal Rivet	1, Cours Antoine Guichard 42000 Saint-Étienne, France	General Counsel of Groupe Casino	France

Executive Officers and Directors of EP Investment

Name	Principal Business Address of Employer	Present Principal Occupation or Employment	Citizenship
Daniel Křetínský	Parizska 26, Prague 110 00, Czech Republic	Director of EP Investment S.a r.l.; Chairman of the Board of Directors of Energetický a průmyslový holding, a.s.	Czech Republic
Marek Spurný	Parizska 26, Prague 110 00, Czech Republic	Director of EP Investment S.a r.l.; Director of VESA Equity Investment S.a r.l.; Director and General Counsel of Energetický a průmyslový holding, a.s.	Czech Republic
Pascal Leclerc	c/o Vesa Equity Investment S.à r.l., 2, place de Paris, L-2314, Luxembourg	Director of Vesa Equity Investment S.a r.l.; Director of EP Investment S.a r.l.	France
Marc Molitor	c/o Vesa Equity Investment S.à r.l., 2, place de Paris, L-2314, Luxembourg	Director of Vesa Equity Investment S.a r.l.; Director of EP Investment S.a r.l.	Luxembourg